                                                                   ------------------------------
                               UNITED STATES                                OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION             ------------------------------
                          Washington, D.C. 20549                   OMB Number 3235-0145
                                                                   ------------------------------
                                                                   Expires:   January 31, 2006
                                                                   ------------------------------
                                                                   Estimated average burden
                                                                   hours per response . . . 11

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)


                         Galaxy Nutritional Foods, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36317Q104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |x|       Rule 13d-1(b)

                  Rule 13d-1(c)

                  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                PAGE 1 OF 7 PAGES

----------------------                                    ---------------------
CUSIP No. 36317Q104                 13G                   Page  2  of  7  Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Manulife Financial Corporation

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             -0-
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None,  except through its indirect,  wholly-owned  subsidiary,  John
           Hancock Advisers, LLC
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           See line 9, above.
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           HC
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 7 PAGES

----------------------                                    ---------------------
CUSIP No. 36317Q104                 13G                   Page  3  of  7  Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Advisers, LLC

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             1,139,348
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             1,139,348
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,139,348
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.7%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 3 OF 7 PAGES

Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (See 18 U.S.C. 1001)

   Item 1(a)    Name of Issuer:
                ---------------
                Galaxy Nutritional Foods, Inc.

   Item 1(b)    Address of Issuer's Principal Executive Offices:
                ------------------------------------------------
                2441 Viscount Row
                Orlando, Florida 32809

   Item 2(a)    Name of Person Filing:
                ----------------------
                This   filing  is  made  on  behalf  of   Manulife   Financial
                Corporation   ("MFC"),   and  MFC's   indirect,   wholly-owned
                subsidiariy, John Hancock Advisers LLC ("JHA").

   Item 2(b)    Address of the Principal Offices:
                ---------------------------------
                The principal business office of MFC is located at 200 Bloor Street, East, Toronto, Ontario, Canada, M4W 1E5. The principal business office of JHA is located at 601 Congress Street, Boston, Massachusetts 02210.

   Item 2(c)    Citizenship:
                ------------
                MFC is organized and exists under the laws of Canada.
                JHA is organized and exists under the laws of the State of Delaware.

   Item 2(d)    Title of Class of Securities:
                -----------------------------
                Common Stock

   Item 2(e)    CUSIP Number:
                -------------
                36317Q104

   Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                MFC:        (g) (X) Parent Holding Company, in accordance
                                    with ss.240.13d-1(b)(ii)(G).

                JHA:        (e) (X) Investment Adviser registered under
                                    ss.203 of the Investment Advisers Act
                                    of 1940.

   Item 4       Ownership:
                ----------

                (a) Amount Beneficially  Owned: JHA has beneficial  ownership of
                    1,139,348 shares of Common Stock. Through its parent-subsidiary relationship to JHA, MFC may be deemed to have beneficial ownership of all of the shares held by this entity.

                (b) Percent of Class:
                    Of the 20,051,327 shares outstanding as of November 11, 2005 according to the issuer's quarterly report on form 10-Q for the period ended September 30, 2005, JHA held 5.7%.

                (c) Number of shares as to which the person has:

                    (i) sole power to vote or to direct the vote:
                        JHA has sole power to vote or to direct the voting of the shares of Common Stock it beneficially owns.

                   (ii) shared power to vote or to direct the vote: -0-


                                PAGE 4 OF 7 PAGES

                  (iii) sole power to dispose or to direct the disposition of:
                        -0-

                   (iv) shared power to dispose or to direct the disposition of:
                        JHA has shared power to dispose or to direct the disposition of the shares it beneficially owns.


   Item 5       Ownership of Five Percent or Less of a Class:
                ---------------------------------------------
                Not applicable.

   Item 6       Ownership of More than Five Percent on Behalf of Another Person:
                ----------------------------------------------------------------
                Not applicable.

   Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                ---------------------------------------------------------
                See Items 3 and 4 above.

   Item 8       Identification and Classification of Members of the Group:
                ----------------------------------------------------------
                Not applicable.

   Item 9       Notice of Dissolution of a Group:
                ---------------------------------
                Not applicable.

   Item 10      Certification:
                --------------
                By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                PAGE 5 OF 7 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                               Manulife Financial Corporation

                               By:      /s/ Angela Shaffer
                                        ----------------------
                                        Name:   Angela Shaffer
                                        Title:  Vice President and
Dated:  February 8, 2006                        Corporate Secretary


                               John Hancock Advisers, LLC

                               By:      /s/Al Ouellette
                                        ---------------
                                        Name:   Al Ouellette
                                        Title:  Assistant Vice President and
Dated:  February 8, 2006                        Senior Counsel




                                PAGE 6 OF 7 PAGES

EXHIBIT A

                             JOINT FILING AGREEMENT
                             ----------------------

      Manulife Financial Corporation and John Hancock Advisers, LLC agree that the Schedule 13G (Amendment No. 6) to which this Agreement is attached, relating to the Common Stock of Galaxy Nutritional Foods, Inc. is filed on behalf of each of them.


                               Manulife Financial Corporation

                               By:      /s/ Angela Shaffer
                                        ----------------------
                                        Name:   Angela Shaffer
                                        Title:  Vice President and
Dated:  February 8, 2006                        Corporate Secretary


                               John Hancock Advisers, LLC

                               By:      /s/Al Ouellette
                                        ---------------
                                        Name:   Al Ouellette
                                        Title:  Assistant Vice President and
Dated:  February 8, 2006                        Senior Counsel




                                   PAGE 7 OF 7